EXHIBIT 99.2

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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.

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
1. Name of company                                                  2. Name of shareholder having a major interest

   BRIGHT STATION PLC                                                  PRUDENTIAL PLC
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3. Please state whether notification indicates that it is           4. Name of the registered holder(s) and, if more than one
   in respect of holding of the shareholder named in 2                 holder, the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18

   AS IN 2                                                             PRUCLT HSBC GIS NOM (UK) PAC AC 8,941,400 ORD. SHARES
                                                                       PRUCLT HSBC GIS NOM (UK) PAC AC 1,503,500 ORD. SHARES
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5. Number of              6. Percentage of issued                   7. Number of                     8. Percentage of issued class
   shares/amount of          class                                     shares/amount of stock
   stock acquired                                                      disposed

   250,000 ACQUIRED SINCE
   LAST NOTIFICATION         (0.14%)                                                                    (--%)
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9. Class of security                                               10. Date of transaction          11. Date company informed


   ORDINARY SHARES OF ONE PENCE                                                                         11 SEPTEMBER 2000
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12. Total holding following this notification                      13. Total percentage holding of issued class following this notification

    10,444,900                                                         6.05%
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14. Any additional information                                     15. Name of contact and telephone number for queries

                                                                       JONATHAN BALL

                                                                       020 7930 6900
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16. Name and signature of authorised company official
    responsible for making this notification

    Jonathan Ball, Company Secretary                                   /s/ Jonathan Ball

Date of notification 10 NOVEMBER 2000
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